Mail Stop 4561

October 2, 2007

Mr. Nicholas K. Fortson
Chief Financial Officer
University Bancorp, Inc.
2015 Washtenaw Avenue
Ann Arbor, Michigan 48104

      RE: **University Bancorp, Inc.**
               Form 10-KSB for the Fiscal Year Ended December 31, 2006
               Form 10-QSB for the Fiscal Quarter Ended March 31, 2007
               Form 10-QSB for the Fiscal Quarter Ended June 30, 2007
               File No. 000-16023

Dear Mr. Fortson:

      We have reviewed your letter filed on September 7, 2007 and have the following comments.

General

1. We note your response to our letter dated August 21, 2007 that it is management's intent not to amend the filed reports (e.g., December 31, 2006 Form 10-KSB, March 31, 2007 Form 10-QSB and June 30, 2007 Form 10-QSB). We continue to believe that revision to these reports is necessary. Please refer to our previous letter dated August 21, 2007 and our additional comments below and revise accordingly.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 44

2. We note your proposed revised disclosure to Note 1 in response to comment 1 of our letter dated August 21, 2007. This disclosure does not provide all of the requested information. Therefore, we are reissuing the following bullet points from our previously issued comment:

- Revise to disclose your accounting policy for these products, including asset / liability and revenue / expense recognition; and
- Explain how your policies are consistent with GAAP, citing the authoritative literature relied upon in determining these accounting policies.

3. As a related matter, to help us better understand these products and the related accounting treatment, please provide us with typical journal entries for each of your home financing products (i.e., ijara and murabaha).

Item 8A. Controls and Procedures, page 65

4. We note that your proposed revised disclosure in response to comment 3 of our letter dated August 21, 2007, does not provide all of the requested information. Therefore, we are reissuing the following bullets from our previously issued comment asking that you revise your disclosure in Item 8A of your December 31, 2006 Form 10-KSB and Item 3 of your March 31, 2007 and June 30, 2007 Form 10-QSBs to disclose:
   - in greater detail, the nature of and reasons for the material weakness identified in your disclosure (e.g., the nature of and reasons for the material post-closing audit adjustments and non-timely filing of certain SEC reports, including Form 10-KSB for the year ended December 31, 2006 and Form 10-QSB for the quarterly period ended March 31, 2007);
   - how the material weakness affects the financial statements and disclosure controls and procedures;
   - whether the company believes that the material weakness still exists at December 31, 2006, March 31, 2007 and June 30, 2007 and if so, when it is expected to be corrected; and
   - how you determined that controls and procedures were effective despite the material weakness, if true.

5. As a related matter, we note your proposed revised language to Item 8A of your December 31, 2006 Form 10-KSB and Item 3 of your March 31, 2007 and June 30, 2007 Form 10-QSBs in response to comment 3 of our letter dated August 21, 2007, which states that the Chief Executive Officer and Chief Financial Officer have concluded that the company's disclosure controls and procedures were effective, "except for the following." Given the exceptions noted, it is unclear whether your Chief Executive Officer and Chief Financial Officer continue to believe your disclosure controls and procedures were effective at December 31, 2006, March 31, 2007 and June 30, 2007. Please revise your disclosure in Item 8A of your December 31, 2006 Form 10-KSB and Item 3 of your March 31, 2007 and June 30, 2007 Form 10-QSBs to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures were effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the

identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures were not effective. You should not, however, state the conclusion in your proposed revised disclosure, that your disclosure controls and procedures were effective except to the extent they were not effective.

6. We note your disclosure that "except as described above", there were no significant changes in the Company's internal controls over financial reporting during the quarter of the fiscal year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting". Revise to state clearly, if correct, that there *were no* changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2

Section 302 Certifications

7. We note your response to comment 4 of our letter dated August 21, 2007 and your proposed revised disclosure to your Section 302 Certifications. Your proposed disclosure does not specify the "annual report on Form 10-KSB/A" in the first paragraph and continues to reference the "annual" report in paragraph 4a. These certifications should be in the exact form set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. We therefore reissue our previous comment asking that you revise to specify the report (e.g., annual report on Form 10-KSB/A) in paragraph 1 and exclude the words "annual" from paragraphs 2, 3, 4 and 5 of your certifications.

Form 10-QSBs for the Quarterly Periods Ended March 31, 2007 and June 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses

8. We note your response to comments 1 and 5 of our letter dated August 21, 2007 as it relates to the formula for the payout to Islamic depositors. Your response states that:
    * depositors share in the earnings generated from the ijara financing transactions;
    * the profit earned by depositors fluctuates with the earnings of the ijara financing portfolio; and
    * the formula for payout of this profit-sharing essentially means that in any given month, if there is a loss on an Islamic financing on the Banks books, that the total amount of monthly profit-sharing that would otherwise be paid to the depositors would instead be available to offset these monthly losses.
    Given this disclosure, it is remains unclear:

- whether 100% of the profit / earnings generated from ijara financing transactions would be paid to the Bank's Islamic depositors if there were no losses on Islamic financings;
- whether the bank generates any profit / earnings on ijara financings (for example, your response appears to indicate that any profit / earnings generated would either be paid to Islamic depositors or used to offset losses on Islamic financings);
- how you determine the amount of profit / earnings on ijara financings;
- for what business purposes you enter into ijara financings.

  Please tell us, and revise your accounting policy to better explain how you account for each of these products (i.e., Islamic deposits and financings). At a minimum, address our concerns above. In addition, provide us with journal entries to support your explanation.

9. As a related matter, we note your response to comment 5 of our letter dated August 21, 2007 that the allowance for loan losses for Islamic financing is determined under the same procedures and standards as for regular real estate loans. It would appear that the process for determining the allowance for your Islamic financings would differ due to the fact these products have a unique feature under which earnings generated on ijara financings are available to offset monthly losses. Given this unique feature, please tell us, and revise to disclose, how you determine the allowance for loan losses for Islamic financings.

Consolidated Financial Statements

Note 4. Segment Reporting

10. We note your response that comment 6 of our letter dated August 21, 2007 will be addressed in future filings. Please note that our comment asked that you refer to paragraph 33 of SFAS 131, *tell us*, and disclose in future filings:
- the factors used to identify your reportable segments, including the basis for organization;
- a description of differences from the last annual report in the basis of segmentation; and
- total assets for each reportable segment.

  Please provide us with the requested information.

Item 3. Controls and Procedures

11. Please refer to comments 4 and 5 above.

12. We note your disclosure that "except for the hiring of additional staff members with experience in financial reporting", there were no significant changes in the Company's internal controls over financial reporting during the quarter ended March 31, 2007 or June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting". Revise to

state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2

Section 302 Certifications

13. We note your response to comment 4 of our letter dated August 21, 2007 and your proposed revised disclosures to your Section 302 Certifications. Your proposed revised disclosure does not specify the "quarterly report on Form 10-QSB" in the first paragraph and continues to reference the "quarterly" report in paragraph 2 for the Form 10-QSBs. These certifications should be in the exact form set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. We therefore reissue our previous comment asking that you revise to specify the report (e.g., quarterly report on Form 10-QSB) in paragraph 1 and exclude the word "quarterly" from paragraphs 2, 3, 4 and 5 of your certifications.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3697 if you have questions.

Sincerely,

Benjamin Phippen
Reviewing Accountant